SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

GGP Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

36174X101

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 359-8598

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

June 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36174X101	Page 2 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 327,053,880*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 327,053,880*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,053,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 36174X101	Page 3 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 327,053,880*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 327,053,880*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 327,053,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

CUSIP No. 36174X101	Page 4 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPG Holdings Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 5 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPG Holdings Group (US) Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 6 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 7 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser US, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 8 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 9 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 10 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BUSC Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 11 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,922,263*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,922,263*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 106,922,263*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 12 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,094,965*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,094,965*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 79,094,965*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 13 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings II Sub III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 351,958*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 351,958*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 351,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 14 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BW Purchaser, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,989,228*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,989,228*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,989,228*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 15 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 16 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 17 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 18 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 19 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 20 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Split Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 21 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,438,596*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,438,596*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 255,438,596*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 22 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,433,107*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,433,107*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 139,433,107*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 23 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 24 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings Warrants LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,063,298*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,063,298*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,063,298*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 25 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Office Properties Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 26 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1706065 Alberta ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 27 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holding Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 28 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 29 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 323,641,838*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 323,641,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 323,641,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 30 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BOP (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,438,596*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,438,596*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 255,438,596*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 31 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,000,412*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,000,412*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 53,000,412*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 32 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 33 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,338,142*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,338,142*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,338,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

CUSIP No. 36174X101	Page 34 of 49 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BFP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,338,142*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,338,142*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,338,142*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 327,053,880 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 34.1% of the shares of Common Stock. See Item 5.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 21”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”), January 28, 2011 (“Amendment No. 3”), May 12, 2011 (“Amendment No. 4”), August 27, 2012 (“Amendment No. 5”), September 11, 2012 (“Amendment No. 6”), January 3, 2013 (“Amendment No. 7”), April 16, 2013 (“Amendment No. 8”), August 9, 2013 (“Amendment No. 9”), November 5, 2013 (“Amendment No. 10”), November 14, 2013 (“Amendment No. 11 “), February 8, 2014 (“Amendment No. 12 “), February 6, 2015 (“Amendment No. 13”), July 19, 2016 (“Amendment No. 14”), August 21, 2016 (“Amendment No. 15”), August 2, 2017 (“Amendment No. 16”), October 11, 2017 (“Amendment No. 17”), October 31, 2017 (“Amendment No. 18”), November 11, 2017 (“Amendment No. 19”) and March 28, 2018 (“Amendment No. 20”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20 and this Amendment No. 21 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 21 relates to the common stock, par value $0.01 per share (“Common Stock”), of GGP Inc. (formerly General Growth Properties, Inc.), a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 21 shall have the meanings ascribed to them in the Schedule 13D, and all references in the Schedule 13D to the Merger Agreement shall mean the Merger Agreement, as amended by the Merger Agreement Amendment (as defined below).

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On June 25, 2018, each of the Company, Brookfield Property Partners L.P., a Bermuda limited partnership (“Parent”), and Goldfinch Merger Sub Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”), entered into an Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”), which amends the previously announced Merger Agreement to provide, among other things, for: (i) the declaration of and record date for the Pre-Closing Dividend to occur on the first business day following the receipt of the Requisite Stockholder Approvals (as opposed to the date of the Charter Amendment, as had previously been provided), (ii) the Class B Exchange (as defined below) to occur prior to the declaration of the Pre-Closing Dividend (as opposed to the date of the Charter Amendment, as had previously been provided), and for the Class B Exchange to consist of the exchange of shares of Common Stock held by the Voting Parties for shares of a new series of preferred stock, par value $0.01 per share, of the Company (the “Series B Preferred Stock”) designated by the Company by its filing with the Secretary of State of the State of Delaware a certificate of designations (the “Series B Designations”) (as opposed to shares of Class B Stock following the Charter Amendment, as had previously been provided), and (iii) setting forth the terms of the Series B Designations and the Charter Amendment. A copy of the Merger Agreement Amendment is attached hereto as Exhibit 99.1. Other than as expressly modified pursuant to the Merger Agreement Amendment, the Merger Agreement in its original form, which was filed as Exhibit 99.1 to Amendment No. 20 filed on March 28, 2018, remains in full force and effect as originally executed on March 26, 2018.

Under the terms of the Merger Agreement Amendment, the Company will, on the first business day following receipt of the Requisite Stockholder Approvals, file the Series B Designations with the Secretary of State of the State of Delaware, authorizing the issuance of the Series B Preferred Stock. Following the filing of the Series B Designations, shares of Common Stock held by the Voting Parties will then be exchanged for newly issued shares of Series B Preferred Stock (the “Class B Exchange”) on the terms and subject to the conditions set forth in the Class B Stock Exchange Agreement among the Company and the Voting Parties (as amended and restated on June 25, 2018 in connection with the Merger Agreement Amendment, the “Class B Exchange Agreement”). At the effective time of the Class B Exchange, each share of Common Stock held by subsidiaries of the Company will also be exchanged for one (1) share of Series B Preferred Stock. A copy of the Class B Exchange Agreement is attached hereto as Exhibit 99.2.

Following the Class B Exchange, the Company will declare the Pre-Closing Dividend payable to the remaining holders of Common Stock other than the Voting Parties, not including holders of restricted Common Stock but including certain holders of Company options, as of the record date of the Pre-Closing Dividend, consisting of either cash or Class A Stock (as defined below), at the election of such holders of Common Stock (with holders of in-the-money Company options being deemed to have elected cash) and subject to proration, with a payment date of the effective date of the Charter Amendment. Holders of Common Stock other than the Voting Parties who elect to receive the Pre-Closing Dividend in the form of Class A Stock will continue to also have the option to exchange all, but not less than all, of the shares of Class A Stock that such holder receives or is entitled to receive as the Pre-Closing Dividend for Parent Common Units in the Parent Common Units Exchange.

The Company will later effect: (i) the Charter Amendment in order to, among other things, authorize the issuance of class A stock, par value $0.01 per share (the “Class A Stock”), class B-1 stock, par value $0.01 per share (the “Class B-1 Stock”), and class C stock, par value $0.01 per share (the “Class C Stock”), respectively, provide the terms governing the rights of holders of class B stock, par value $0.01 per share, following the Charter Amendment (the “Class B Stock”) and change its name to Brookfield Property REIT Inc. (“BPR”); (ii) the Bylaws Amendment; and (iii) the Partnership Agreement Amendment and Restatement.

Following the Charter Amendment, shares of Series B Preferred Stock will remain outstanding and will cease to be governed by the terms of the Series B Designations, and the Series B Designations will be of no further effect. The Series B Preferred Stock will thereafter be referred to as the Class B Stock and will instead have solely the rights, powers, preferences and other terms given to the Class B Stock in the Charter Amendment.

Also following the completion of the Charter Amendment, the Requested Transactions, and the payment date for the Pre-Closing Dividend, Acquisition Sub will merge with and into the Company, with the Company surviving the Merger as an indirect subsidiary of Parent.

Immediately following the Merger Effective Time Parent or an affiliate of Parent will exchange shares of Class A Stock distributed in the Pre-Closing Dividend and held by any holders of Common Stock other than the Voting Parties who had made an election to receive an equal number of Parent Common Units in the Parent Common Units Exchange. Each share of Class A Stock that Parent or its affiliate receives or is entitled to receive pursuant to the Parent Common Units Exchange will automatically convert into Class B-1 Stock (rather than Class B Stock, as had previously been provided) at a ratio equal to the per share fair market value of Class A Stock so exchanged divided by the per share liquidation amount of Class B Stock. Each share of Class B-1 Stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of Class B Stock.

The Merger Agreement Amendment also provides that the Per Share Merger Consideration will be based on the outstanding number of shares of Common Stock immediately prior to the Merger Effective Time (which excludes shares of restricted Common Stock but includes shares of Common Stock deemed issued in respect of in-the-money Company options) (the “Merger Share Number”), as opposed to such outstanding number of shares of Common Stock as of the record date for the Pre-Closing Dividend, as had previously been provided. In addition, each share of Common Stock of Acquisition Sub (“Acquisition Sub Common Stock”) that is outstanding immediately prior to the Merger Effective Time will be converted into a number of shares of Class C Stock equivalent to the Merger Share Number divided by the number of shares of Acquisition Sub Common Stock outstanding immediately prior to the Merger Effective Time (rounded to the nearest whole share).

Following the consummation of the Transactions, it is expected that the Common Stock and the Company’s existing Series A Preferred Stock, par value $0.01 per share, will be deregistered under the Act and delisted from the NYSE.

This summary of the Merger Agreement in its original form, the Merger Agreement Amendment and the Class B Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to, respectively, the Merger Agreement in its original form filed as Exhibit 99.1 to Amendment No. 20, the Merger Agreement Amendment filed as Exhibit 99.1 to this Amendment No. 21 and the Class B Exchange Agreement filed as Exhibit 99.2 to this Amendment No. 21, which are incorporated by reference in their entirety into this Item 4.

On July 26, 2018, the holders of record of Common Stock of the Company as of June 22, 2018 will be asked to vote on the adoption of the Merger Agreement, the approval of the Charter Amendment, the approval of the Bylaws Amendment and approval of compensation that may become payable to the GGP named executive officers in connection with the Transactions at a special meeting of the holders of Common Stock of the Company.

The Company has agreed to take all actions as is necessary to cause, effective as of the Merger Effective Time, the Board to consist of the directors selected by Parent and identified in writing to the Company. The new members appointed to the Board shall be approved by the Board prior to the Merger Effective Time.

It is expected that the members of the board of directors of the general partner of Parent (the “Parent Board”) will comprise the board of directors of BPR (the “BPR Board”) after the Merger Effective Time. The current members of the Parent Board, and the expected directors of the BPR Board after the Merger Effective Time (the “BPR Board Nominees”) are: (i) Jeffrey M. Blidner, (ii) Dr. Soon Young Chang, (iii) Richard Clark, (iv) Omar Carneiro da Cunha, (v) Stephen DeNardo, (vi) Louis Joseph Maroun, (vii) Lars Rodert and (viii) Lisa M. Shalett. In connection with the appointment of directors to the BPR Board, the current directors of the Company will resign from the Board to be effective as of the Merger Effective Time, provided that Mr. Clark, who currently is a director on the Board, is expected to resign with the other Company directors and then be appointed to the BPR Board along with the other BPR Board Nominees.

Effective as of the Merger Effective Time, each of the BPR Board Nominees will serve as a member of the BPR Board until the next annual meeting of stockholders following the Merger and until a successor is duly elected and qualified or until such director’s earlier death, resignation, retirement or removal from office. The BPR Board Nominees are expected to serve on the same committees that they serve in their capacity as directors of the Parent Board as follows: (i) the audit committee would be comprised of Mr. DeNardo, Ms. Shalett and Mr. Maroun, and (ii) the governance and nominating committee would be comprised of Mr. Carneiro da Cunha, Mr. Rodert and Mr. Maroun. The function currently served by the Company’s compensation committee will instead be undertaken pursuant to arrangements contemplated by the master services agreement to be entered into by and among Brookfield (on behalf of certain of its affiliates) and the Company in connection with the Transactions. Director compensation arrangements will be determined at the time of or following the Merger.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 958,391,980 shares of Common Stock reported by the Company as outstanding, as of May 3, 2018, in its quarterly report on Form 10-Q filed with the SEC on May 7, 2018.

As of the close of business on June 25, 2018, BWP directly held 12,989,228 shares of Common Stock, representing approximately 1.4% of the shares of Common Stock; New GGP Warrants LLC (“New GGP Warrants”), a Delaware limited liability company, directly held 28,573,419 shares of Common Stock, representing approximately 3.0% of the shares of Common Stock; BRH Warrants directly held 24,063,298 shares of Common Stock, representing approximately 2.5% of the shares of Common Stock;

and Brookfield Retail Mall LLC (“Retail Mall”), a Delaware limited liability company, directly held 2,577,297 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock. As direct or indirect controlling persons of each of BWP, New GGP Warrants, BRH Warrants and Retail Mall, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI and New BPI Subco may be deemed to share with each of BWP, New GGP Warrants, BRH Warrants and Retail Mall beneficial ownership of such shares of Common Stock.

As of the close of business on June 25, 2018, BRH VII directly held 79,094,965 shares of Common Stock, representing approximately 8.3% of the shares of Common Stock. As direct or indirect controlling persons of BRH VII, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I and BPY Holdings II may be deemed to share with BRH VII beneficial ownership of such shares of Common Stock.

As of the close of business on March 26, 2018, BPY Retail I LLC (“BPY I”), a Delaware limited liability company, directly held 45,890,612 shares of Common Stock, representing approximately 4.8% of the shares of Common Stock, and BPY V directly held 70,114,877 shares of Common Stock, representing approximately 7.3% of the shares of Common Stock. As direct or indirect controlling persons of each of BPY I and BPY V, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP and BPY Holdings I may be deemed to share with BPY I and BPY V beneficial ownership of such shares of Common Stock.

As of the close of business on June 25, 2018, New Brookfield BPY Retail Holdings II LLC (“New LLC 1”) directly held 6,985,772 shares of Common Stock, representing approximately 0.7% of the shares of Common Stock, and New GGP Subco directly held 53,000,412 shares of Common Stock, representing approximately 5.5% of the shares of Common Stock. As direct or indirect controlling persons of each of New LLC 1 and New GGP Subco, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I, BPY Holdings II, Brookfield Properties Investor and BFPH may be deemed to share with each of New LLC 1 and New GGP Subco beneficial ownership of such shares of Common Stock.

As of the close of business on June 25, 2018, BRH II Sub directly held 351,958 shares of Common Stock, representing approximately 0.04% of the shares of Common Stock. As direct or indirect controlling persons of BRH II Sub, each of Partners Limited, Brookfield, BPGH, BPGUSH, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, Split Corp, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, BPY Holdings I, BPY Holdings II, Brookfield Properties Investor, BFPH and New LLC 1 may be deemed to share with BRH II Sub beneficial ownership of such shares of Common Stock.

As of the close of business on June 25, 2018, Brookfield Retail Holdings V Fund B LP (“BRH V-B”), a Delaware limited partnership, directly held 439,768 shares of Common Stock, representing approximately 0.05% of the shares of Common Stock, and Brookfield Retail Holdings V Fund D, LP (“BRH V-D”), a Delaware limited partnership, directly held 2,972,274 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock. As indirect controlling persons of BRH V-B and BRH V-D, each of Partners Limited, Brookfield, BHC, BUSHI, BPG, BUSC, BUSC Finance and BAMPIC US may be deemed to share with BRH V-B and BRH V-D beneficial ownership of such shares of Common Stock.

As the sole managing member of each of BRH VII, BRH Warrants and BRH II Sub, BAMPIC US may be deemed to beneficially own the 79,094,965 shares of Common Stock directly held by BRH VII, representing approximately 8.3% of the shares of Common Stock, the 24,063,298 shares of Common Stock directly held by BRH Warrants, representing approximately 2.5% of the shares of Common Stock, and the 351,958 shares of Common Stock directly held by BRH II Sub, representing approximately 0.04% of the shares of Common Stock. As direct or indirect controlling persons of BAMPIC US, each of Partners Limited, Brookfield, BHC, BUSHI, BPG, BUSC and BUSC Finance may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder. Accordingly, the Reporting Persons in the aggregate may be deemed to beneficially own 327,053,880 shares of Common Stock, constituting beneficial ownership of 34.1% of the shares of Common Stock. Each of the Reporting Persons directly holding shares of Common Stock expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Reporting Persons.

(c) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, have effected any transaction in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to incorporate by reference Item 4 of this Amendment No. 21.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.1	Amendment to Agreement and Plan of Merger, dated as of June 25, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc.

Exhibit 99.2	Amended and Restated Class B Stock Exchange Agreement, dated as of June 25, 2018, by and among GGP Inc. and the parties listed on Exhibit A thereto.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

Dated: June 28, 2018	PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

Dated: June 28, 2018	BPG HOLDINGS GROUP INC.

	By:	/s/ Sujoy Gupta
Name: Sujoy Gupta
Title: Vice President

Dated: June 28, 2018	BPG HOLDINGS GROUP (US) HOLDINGS INC.

	By:	/s/ Sujoy Gupta
Name: Sujoy Gupta
Title: Vice President

Dated: June 28, 2018	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: June 28, 2018	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

Dated: June 28, 2018	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: June 28, 2018	BROOKFIELD PROPERTY PARTNERS L.P.

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: June 28, 2018	BROOKFIELD PROPERTY L.P.

	By:	Brookfield Property Partners L.P., its managing general partner

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: June 28, 2018	BROOKFIELD BPY HOLDINGS INC.

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Assistant Secretary

Dated: June 28, 2018	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD BPY RETAIL HOLDINGS II LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD RETAIL HOLDINGS VII LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its manager

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: June 28, 2018	BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: June 28, 2018	BROOKFIELD BPY RETAIL HOLDINGS III LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD RETAIL HOLDINGS II SUB III LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: June 28, 2018	BW PURCHASER, LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD US HOLDINGS INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

Dated: June 28, 2018	BROOKFIELD US CORPORATION

	By:	/s/ Josh Zinn
Name: Josh Zinn
Title: Vice President

Dated: June 28, 2018	BUSC FINANCE LLC

	By:	/s/ Josh Zinn
Name: Josh Zinn
Title: Vice President

Dated: June 28, 2018	BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: June 28, 2018	1706065 ALBERTA ULC

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: June 28, 2018	BROOKFIELD HOLDING LIMITED LIABILITY COMPANY

	By:	/s/ Dr. László Csontos
Name: Dr. László Csontos
Title: Managing Director

	By:	/s/ Eamonn John O’Dea
Name: Eamonn John O’Dea
Title: Managing Partner

Dated: June 28, 2018	BROOKFIELD PROPERTIES, INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BOP (US) LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD PROPERTIES SUBCO LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD PROPERTY GROUP LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: June 28, 2018	BPY CANADA SUBHOLDINGS 1 ULC

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: President

Dated: June 28, 2018	BROOKFIELD PROPERTY SPLIT CORP.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Secretary

Dated: June 28, 2018	BPY RETAIL V LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD PROPERTIES INVESTOR LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: June 28, 2018	BROOKFIELD BFP HOLDINGS LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Exhibit Index

Exhibit 99.1	Amendment to Agreement and Plan of Merger, dated as of June 25, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and GGP Inc.

Exhibit 99.2	Amended and Restated Class B Stock Exchange Agreement, dated as of June 25, 2018, by and among GGP Inc. and the parties listed on Exhibit A thereto.